Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8, of our report dated July 7, 2023, with respect to the consolidated balance sheets of Solowin Holdings and its subsidiary as of March 31, 2023 and 2022, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended March 31, 2023, and the related notes (collectively referred to as “financial statements”) that was included in Prospectus, dated September 6, 2023, filed with the U.S. Securities and Exchange Commission relating to the Registration Statement on Form F-1, as amended (File No. 333-271525).

San Mateo, California	WWC, P.C.
November 6, 2023	Certified Public Accountants
PCAOB ID No. 1171